SCHEDULE 13G
Signatures

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)(1)

         ICO Global Communications (Holdings) Limited
(Name of Issuer)

                                 Ordinary Shares
(Title of Class of Securities)

                                    G4705T109
(CUSIP Number)

                                  May 17, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. G4705T109	Page 2 of 6 Pages

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

	TRW Inc. (“TRW”) I.R.S. No. 34-0575430

(2)	Check the Appropriate Box if a Member of a Group

	(a) [___] (b) [___]

(3)	SEC USE ONLY

(4)	Citizenship or Place of Organization
	Ohio

NUMBER OF	(5) Sole Voting Power	0

SHARES

BENEFICIALLY	(6) Shared Voting Power	0

OWNED BY

EACH	(7) Sole Dispositive Power	0

REPORTING

PERSON	(8) Shared Dispositive Power	0

WITH

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		0 (a)

(10)	Check if Aggregate Amount in Row (9) Excludes Certain Shares ____

(11)	Percent of Class Represented by Amount in Row (9)		0.0%

(12)	Type of Reporting Person		CO

(a)	ICO Global Communications (Holdings) Limited (“ICO”) filed for Chapter 11 protection under the U.S. Bankruptcy Code on August 27, 1999. On May 17, 2000, the Amended Plans of Reorganization of ICO and certain of its affiliates became effective. Based on the plans, the holders of Ordinary Shares of ICO received shares of common stock comprising approximately 1 percent of the common equity capitalization of New ICO Global Communications (Holdings) Limited (“New ICO”), the reorganized company, and warrants to purchase such common stock. TRW beneficially owns less than 1 percent of the common stock of New ICO.

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

ICO Global Communications (Holdings) Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Queen Caroline Street Hammersmith London W6 9BN England

Item 2(a).	Name of Person Filing:

TRW Inc.

Item 2(b).	Address of Principal Business Office:

1900 Richmond Road Cleveland, Ohio 44124

Item 2(c).	Citizenship:

Ohio

Item 2(d).	Title of Class of Securities:

Ordinary Shares of ICO Global Communications (Holdings) Limited

Item 2(e).	CUSIP Number:

G4705T109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 4 of 6 Pages

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Company Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

0

(b) Percent of class:

0.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2001	TRW Inc.

By: /s/ Kathleen A. Weigand
Kathleen A. Weigand Vice President, Assistant General Counsel and Assistant Secretary